UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
March 28, 2025
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2500
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On March 28, 2025, Fidelis Insurance Holdings Limited (the “Company”) made available to its shareholders details relating to its Annual General Meeting of Shareholders, scheduled to take place on Tuesday, May 6, 2025, including an Information Circular and Request for Proxy. The Information Circular and Request for Proxy is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit

99.1	Information Circular and Request for Proxy - 2025

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: March 28, 2025	By:	/s/ Janice Weidenborner
	Name:	Janice Weidenborner
	Title:	Group Chief Legal Officer